Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
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KIMBER INTERCEPTS 2.1 METRES GRADING 4.3 G/T GOLD AND 167 G/T SILVER IN A NEW STRUCTURE OVER 200 METRES NORTHEAST OF THE CARMEN DEPOSIT
Successful step out from Carmen area returns multiple intercepts of high-grade gold & silver

May 29, 2012

Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) is pleased to announce the results from two drill holes designed to test for new structures in the “Carmen East” area on its 100% owned Monterde property. Drill hole MTC-163 intercepted multiple mineralized structures, including two with high-grade gold-silver mineralization: one returning 4.3 g/t gold and 166.6 g/t silver over 2.1 metres and the other grading 3.2 g/t gold and 222.0 g/t silver over 1.5 metres.

“Kimber is delighted to have discovered multiple new mineralized structures to the northeast of the Carmen deposit in an area not previously drilled, including an intercept of 4.3 g/t gold and 166.6 g/t silver over 2.1 metres,” reported Gordon Cummings, President and CEO of Kimber Resources. “The area to the east and northeast of the current Carmen deposit has the potential to host multiple structures with significant gold and silver values, and Kimber sees this zone as an excellent target for further exploration drilling.”

Highlights of recent assay results are tabulated below, while complete results for the two drill holes are tabulated at the end of this news release:

Drill highlights

							Gold
Drill Hole	Section	From	To	Intercept*	Gold	Silver	Equivalent**
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTC-163	31	264.4	266.4	2.0	0.8	54.5	1.7
and	31	270.0	272.0	2.0	0.6	63.5	1.6
and	31	277.5	283.5	6.0	0.6	24.0	1.0
and	31	304.5	306.0	1.5	3.2	222.0	6.9
and	31	315.5	322.0	6.5	1.6	80.4	2.9
including	31	315.5	317.6	2.1	4.3	166.6	7.0
and	31	326.6	330.0	3.4	0.2	48.9	1.0

* Structure strike and dip are unknown, so true widths are also unknown.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

The two holes were targeted to the northeast of the current Carmen deposit, in an area known as Carmen East: an area that has never previously been drilled. Kimber recently recognized that the Carmen East area has the potential to host additional structures containing high-grade gold-silver mineralization and the discovery of the Cocos zone (grading 18.3 g/t gold and 374.3

g/t silver over 7 metres reported on January 26, 2012), coupled with the results of MTC-163 further support this geologic theory.

Gold-silver mineralization was also intercepted in a number of other structures throughout MTC-163, including 264.4 to 272.0 metres returning 0.40 g/t gold and 32 g/t silver and 277.5 to 283.5 metres returning 0.6 g/t gold and 24 g/t silver. These multiple intercepts of elevated gold-silver mineralization support the potential for Carmen East to host a number of additional structures which may have the potential to carry high-grade gold-silver mineralization along strike or up and down dip from these lower grade intercepts, as is seen in structures within the Carmen area.

Drill hole MTC-164 was also situated to target the area northeast of Carmen. No significant gold and silver values were intercepted by MTC-164, however MTC-164 was a significant step out from Carmen and it is possible that the position may not have been appropriately located to intercept those structures identified in hole MTC-163.

Illustrations

Plan view of Carmen showing the drill hole locations

Vertical section 31 showing Hole MTC-163

Update Mineral Resource Estimate

Kimber continues to advance towards the completion of its Updated Mineral Resource Estimate for the Carmen deposit.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. James A. Currie P.Eng., Chief Operating Officer of the Company. The exploration activities at the Monterde project site are now carried out under the supervision of James A. Currie P.Eng., who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed herein. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in this news release and on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Drill Hole Details:

							Gold
Drill Hole	Section	From	To	Intercept*	Gold	Silver	Equivalent**
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTC-163: 788547 E, 3055687 N, Elevation: 2314, Azimuth: 44.6°, Dip: -50.4°, Depth: 815.5 m
MTC-163	31	264.4	266.4	2.0	0.8	54.5	1.7
and	31	270.0	272.0	2.0	0.6	63.5	1.6
and	31	277.5	283.5	6.0	0.6	24.0	1.0
and	31	304.5	306.0	1.5	3.2	222.0	6.9
and	31	315.5	322.0	6.5	1.6	80.4	2.9
including	31	315.5	317.6	2.1	4.3	166.6	7.0
and	31	326.6	330.0	3.4	0.2	48.9	1.0
and	31	383.5	384.7	1.2	0.4	36.0	1.0
MTC-164: 788484 E, 3055965 N, Elevation: 2388, Azimuth: 43.6°, Dip: -49.4°, Depth: 801.1 m
No notable intercepts